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                               October 29, 2021

       Michael McGarrity
       Chief Executive Officer
       MDxHealth SA
       CAP Business Center
       Zone Industrielle des Hauts -Sarts
       4040 Herstal, Belgium

                                                        Re: MDxHealth SA
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed October 28,
2021
                                                            File No. 333-260213

       Dear Mr. McGarrity:

            We have reviewed your amended registration statement and have the following comment.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

       Amendment No. 1 to Registration Statement on Form F-1

       Exhibits

   1. We refer to the the legal opinion filed as Exhibit 5.1. Please have counsel revise assumption (p) to
exclude the company and revise the limitations on reliance in section
                                                        8 of the opinion to
avoid the implication that purchasers in the offering are not entitled to rely on the opinion.
For guidance, please refer to Sections II.B.3.a and II.B.3.d of Staff
                                                        Legal Bulletin No. 19.
 Michael McGarrity
MDxHealth SA
October 29, 2021
Page 2

       You may contact Li Xiao at 202-551-4391 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Ada D. Sarmento at 202-551-3798 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                          Sincerely,
FirstName LastNameMichael McGarrity
                                                          Division of
Corporation Finance
Comapany NameMDxHealth SA
                                                          Office of Life
Sciences
October 29, 2021 Page 2
cc:       Roel Meers, Esq.
FirstName LastName